The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A
TELEPHONE 020 7355 4848

02 JUL -3 AM 10: 43

02042352

SUPPL

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commissi
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

24th June, 2002.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 21st June 2002, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 24th June 2002, confirming that Barclays PLC has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 20th June 2002, held 23,701,587 shares, being 3.006% of the shares in issue; and,

(b) an announcement dated 24th July 2002, confirming that Mr Eric Nicoli and Mr Roger Faxon, Executive Directors of the Company, were granted options over EMI Group plc Ordinary Shares of 14p each on 21st June 2002.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
JUL 1 5 2002
THOMSON
FINANCIAL

Encs.

The EMI *Group*

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 02/25

Company Announcements Office,
London Stock Exchange.

24th June, 2002.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Barclays PLC, in a letter dated 21st June 2002 and received on 24th June 2002, that Barclays PLC has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 20th June 2002, held 23,701,587 shares, being 3.006% of the shares in issue.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 02/26

Company Announcements Office,
London Stock Exchange.

24th June, 2002.

Dear Sirs,

EMI Group plc – Directors' Interests

To comply with paragraph 16.13 of the Listing Rules, we advise that, as of 21st June 2002, options were granted under the Company's Executive Share Option Scheme to the following Executive Directors of the Company:

EXECUTIVE DIRECTOR	NO. OF SHARES UNDER OPTION	EXERCISE PRICE PER SHARE
E. L. Nicoli	838,471	243.3p
R C Faxon	283,000	244.0p

These options may not be exercised earlier than three years, or later than 10 years, after the date of grant. Furthermore, the options may not ordinarily then be exercised unless certain performance conditions, based on growth in the Company's earnings per share, are achieved.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary